May 20, 2010

VIA EDGAR SUBMISSION AND OVERNIGHT MAIL

Timothy Buchmiller
Senior Attorney, Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3030
Washington, D.C. 20549

RE:	Altera Corporation Form 10-K for fiscal year ended December 31, 2009 Filed February 17, 2010 File No. 000-16617

Dear Mr. Buchmiller:

This letter is in response to your comment letter dated May 7, 2010 concerning the above-referenced filing by Altera Corporation (the “company”). For your convenience, I have set forth the Staff’s comment below followed by the company’s response.

Item 11, Executive Compensation, page 64

Cash Compensation, page 16

1.	Based upon our review of the Part III information that you have incorporated by reference from your proxy statement into your Form 10-K, it does not appear that you included any disclosure in response to Item 402(s) of Regulation S-K in your proxy statement. Please advise us of the basis for your conclusion that such disclosure was not necessary and describe the process you undertook to reach that conclusion.

Response:

After reviewing our compensation policies and practices, the Compensation Committee of our Board of Directors concluded that our compensation policies and practices are not reasonably likely to have a material adverse effect on the company. As a consequence, we concluded that no disclosure was required in response to Item 402(s) of regulation S-K in our proxy statement. In reaching the conclusion that such disclosure was not necessary, the Compensation Committee reviewed all of our compensation programs, which include base salaries, our bonus program, our equity compensation program, and our sales incentive program. The following are among the factors the Compensation Committee considered in concluding that our compensation programs and practices are not reasonably likely to have a material adverse effect on the company:

1.	compensation, including salaries, are benchmarked at between the 50th and 75th percentile of the compensation paid to executives at our peer companies;
2.	variable incentive programs, such as our executive bonus and sales incentive plan, reward long term goals, such as product development plans, customer design wins, and organizational development, as well as short term financial results;
3.	individual payouts under the executive bonus plan are based in part on performance against individual and group goals that are approved by the Board of Directors;
4.	payouts under the executive bonus plan are capped at two times target and targets for executives range from 50% to 125% of salary; and
5.	equity compensation grants vest over a minimum period of three years.

*   *   *   *

We acknowledge that (1) the company is responsible for the adequacy and accuracy of the disclosure in this filing, (2) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to this filing; and (3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or inquiries regarding the foregoing to me at (408) 544-8086 (telephone) or (408) 544-8000 (facsimile).

Very truly yours,

/s/ Katherine E. Schuelke

Katherine E. Schuelke
Vice President, General Counsel and Secretary